Exhibit 1
28th February 2008
The New York Stock Exchange,
New York
Dear Sirs,
Sub : Board Meeting held on 28th February 2008.
The Board of Directors of the Bank met today and approved the following:
(1)	Merger of Centurion Bank of Punjab Ltd. with HDFC Bank Ltd.

After considering due diligence findings, the Board reaffirmed the share swap ratio as determined in the joint valuation report dated 25th February, 2008 of Ernst & Young Pvt. Limited and M/s Dalal & Shah, Chartered Accountants (“Joint Valuation Report”) and the issuance of one equity share of Rs.10/-each of HDFC Bank Limited for every 29 equity shares of Re. 1/- each held in Centurion Bank of Punjab Limited.

The Board approved the draft Scheme of Amalgamation and the Merger Agreement.

(2)	Preferential offer to Promoters.

The Bank proposes to issue 2,62,00,220 equity shares and/ or other instruments like warrants convertible into equity shares, @ Rs. 1530.13 to Housing Development Finance Corporation Limited and/or HDFC Investments Limited and/or HDFC Holdings Limited and/or Home Loan Services India Private Limited (‘Promoter Group’) on preferential basis pursuant to the SEBI (Disclosure and Investor Protection) Guidelines, 2000, subject to the approvals of the shareholders, Reserve Bank of India and other regulatory authorities.

(3)	Increase in Authorised Capital:

The Board has also approved the increase in authorized capital from Rs.450 crores to Rs. 550 crores subject to the approval of the shareholders.

4)	Extra-Ordinary General Meeting

The Board has convened an Extraordinary General Meeting of the members of the Bank on 27th March, 2008 to consider the above matters.
Thanking you,
Yours faithfully,
For HDFC bank Limited
Sanjay Dongre
Executive Vice-President — Legal &
Company Secretary